

May 10, 2024

Christopher Gerteisen
Chief Executive Officer
Nova Minerals Ltd
Suite 5, 242 Hawthorn Road,
Caulfield, Victoria 3161
Australia

> **Re: Nova Minerals Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 3, 2024**
> **File No. 333-278695**

Dear Christopher Gerteisen:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed May 3, 2024

Note 1 Significant Accounting Policies
Principles of Consolidation, page F-10

1. We note your response to prior comment two and disclosures on pages 31 and 43, indicating that foreign exchange gains and losses reported in your statements of profit or loss and other comprehensive income are principally due to the *revaluation* of intercompany loans using the foreign exchange rate at the end of each period.

   Please revise your disclosure on page F-10 regarding your approach to consolidation, indicating that intercompany transactions are eliminated in consolidation, to clarify how the revaluation of intercompany loans and resulting gains and losses are handled in the application of that policy.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Fessler